Filed by: Allegiance Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Allegiance Bancshares, Inc.
(Commission File No.: 001-37585)
Date: November 10, 2021

Merger of Equals (MOE) FAQs
as of November 8, 2021
November 10, 2021 – for internal use only

What is the reason behind this Merger of Equals?
We aspire to be the leading regional bank for Southeast Texas. This opportunity allows us to accelerate our growth and provides the size and scale to serve our customers like never before with enhanced quality financial solutions while maintaining the high level of service on which they rely.
Together we will become the largest Texas-based bank in the Houston region becoming #6 in deposit market share.

Who is CommunityBank of Texas, N.A. (CBTX): CommunityBank of Texas is located predominantly in Houston and Southeast Texas. CBTX has $4.1 billion in assets and 35 full-service banking locations, including 27 in the Houston region, which we define as the Houston – The Woodlands – Sugar Land and Beaumont-Port Arthur metropolitan statistical areas, and one banking location in Dallas. CBTX currently has approximately 500 employees.

Why is this a good fit?
One of the many benefits of entering in to this Merger of Equals with CBTX is that their culture is very similar to ours with a strong focus on customer and employee experience. Both Banks built themselves by focusing on all constituency groups and have very similar business models. Both of our cultures operate on a strong foundation of values and this will remain intact, and even be strengthened, as we merge.
Together, we will be even better positioned to be the premier community bank that our region deserves to call its own.

Will our culture change?
No. The two companies are a natural fit. Both have deep industry experience, are driven by innovation and are committed to a long-term partnership with customers. Both Allegiance Bank and CommunityBank of Texas have strong cultures based on a similar values construct. We will continue to reinforce these values and build upon them.

How will this merger benefit employees?
This will be an exciting time to work for the community bank leader in the Southeast Texas region and be a key member of a winning team. With our expanded footprint, we will have an even better opportunity to more fully meet our customers’ needs.
In addition, combining the companies will provide team members with the professional development and knowledge-sharing opportunities that come from being part of an industry leading, growing organization.

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What does the merger mean for our customers?
First and foremost, our customers will continue to receive the high-touch service they rely on and have come to expect. We are working hard to minimize any inconvenience and create an even better banking experience. Our core values are built around building the best products and services for our customers. The combined company will have the scope and scale to provide more convenient locations, more robust offerings, greater lending strength, enhanced technical solutions and more to support their financial needs.

What does this merger mean for our community?
As the fourth largest city in the US, our community deserves a strong, local bank to serve its needs, particularly the small and medium-sized businesses. When customers bank locally, the money stays in the region, fueling growth. Deposits are reinvested in local businesses, thereby creating job growth, which yields economic growth for the community creating a cycle where everyone thrives. Now, with the combined company, we can super-size that growth and still offer the same high-touch personal banking experience.

In addition, we are both strongly aligned in our spirit of giving back to the communities we serve.

What is the timeline for the transaction?
The leaders of Allegiance Bank and CommunityBank of Texas have been working behind the scenes for several months to structure the transaction and begin designing integration plans. We are aiming for a spring 2022 closing date. This is subject to change. The new organization will then aim for an integration date approximately 3-4 months after closing.

Who will lead the combined organization?
Mr. Steve Retzloff will serve as the Executive Chairman of the Board and Mr. Robert (Bob) Franklin, will serve as Chief Executive Officer of the new holding company. Mr. Ray Vitulli will continue to serve as Chief Executive Officer of the Bank.

What will happen to the Allegiance Bank name?
As Allegiance Bank and CommunityBank of Texas merge, several naming options are being considered. The new company’s identity will be announced prior to closing.

Where will the new company headquarters be located?
The company will be headquartered in Houston, Texas. Space planning work will be conducted over the coming weeks and your manger will keep you apprised of any changes that may impact you.
Will my compensation and benefits change?
Allegiance Bank employee benefits will not change throughout 2022. There will be changes to the stock program for 2022 for officers who are eligible. Additional information will be provided to all officers regarding this change.

Will my reporting relationship change?
Due to the restructuring of departments and identifying redundancies in staff, we anticipate some reporting relationship changes in the future. Your manager will keep you apprised of any changes and the effective date of any reporting relationship change.

What should I say about the merger if I am approached by the media or by customers?
It is important that we communicate clearly and consistently about the merger. Reference this information contained in the FAQs. If you receive any media inquiries, please forward them to Elizabeth Tindall, Marketing and Communications Director. All customer inquiries should be referred to Linda Humphries.

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When can we expect to hear more about the integration?
You will receive regular updates from leadership as the integration unfolds. A dedicated page on HUB is the best source of information and will be updated regularly with information. You can also visit with your manager at any time with questions.

Forward-Looking Statements
Certain statements in this communication which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.
These statements include, but are not limited to, statements about the benefits of the proposed merger of Allegiance and CBTX, including future financial and operating results (including the anticipated impact of the transaction on Allegiance's and CBTX's respective earnings and book value), statements related to the expected timing of the completion of the merger, the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as "may," "will," "should," "scheduled," "plans," "intends," "anticipates," "expects," "believes," "estimates," "potential," or "continue" or negatives of such terms or other comparable terminology.
All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Allegiance or CBTX to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others: (1) the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer than anticipated to be realized; (2) disruption to the parties' businesses as a result of the announcement and pendency of the merger; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (4) the risk that the integration of each party's operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party's businesses into the other's businesses; (5) the failure to obtain the necessary approvals by the shareholders of Allegiance or CBTX; (6) the amount of the costs, fees, expenses and charges related to the merger; (7) the ability by each of Allegiance and CBTX to obtain required governmental approvals of the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); (8) reputational risk and the reaction of each company's customers, suppliers, employees or other business partners to the merger; (9) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the merger; (10) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (11) the dilution caused by CBTX's issuance of additional shares of its common stock in the merger; (12) general competitive, economic, political and market conditions; (13) the costs, effects and results of regulatory examinations, investigations, including the ongoing investigation by the Financial Crimes Enforcement Network of the U.S. Department of Treasury, or FinCEN, of CBTX or the ability of CBTX to obtain required regulatory approvals; (14) the possible results and amount of civil money penalties related to such FinCEN investigation and CBTX's BSA/AML program; and (15) other factors that may affect future results of CBTX and Allegiance including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Board of Governors of the Federal Reserve System and Office of the Comptroller of the Currency and legislative and regulatory actions and reforms.

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Additional factors which could affect future results of Allegiance and CBTX can be found in Allegiance's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and the Current Reports on Form 8-K, and CBTX's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC's website at https://www.sec.gov.
Allegiance and CBTX disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.
Information about the Merger and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.
In connection with the proposed merger, CBTX intends to file a registration statement on Form S-4 with the SEC to register the shares of CBTX common stock that will be issued to Allegiance shareholders in connection with the merger. The registration statement will include a joint proxy statement/prospectus and other relevant materials in connection with the proposed merger, which will be sent to the shareholders of CBTX and Allegiance seeking their approval of the proposed merger.
WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ALLEGIANCE, CBTX AND THE PROPOSED MERGER.
Investors and security holders may obtain free copies of these documents, once they are filed, and other documents filed with the SEC by Allegiance or CBTX through the website maintained by the SEC at https://www.sec.gov. Documents filed with the SEC by CBTX will be available free of charge by accessing the CBTX's website at www.communitybankoftx.com under the heading “Investor Relations” or, alternatively, by directing a request by mail or telephone to CBTX, Inc., 9 Greenway Plaza, Suite 110, Houston, Texas 77046, Attn: Investor Relations, (713) 210-7600, and documents filed with the SEC by Allegiance will be available free of charge by accessing Allegiance’s website at www.allegiancebank.com under the heading "Investor Relations" or, alternatively, by directing a request by mail or telephone to Allegiance Bancshares, Inc., 8847 West Sam Houston Parkway, N., Suite 200, Houston, Texas 77040, (281) 894-3200.
Participants in the Solicitation
CBTX, Allegiance and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CBTX and Allegiance in connection with the proposed merger. Certain information regarding the interests of these participants and a description of their direct or indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Additional information about the directors and executive officers of CBTX and their ownership of CBTX's common stock is set forth in CBTX's proxy statement for its annual meeting of shareholders, filed with the SEC on April 14, 2021. Additional information about the directors and executive officers of Allegiance and their ownership of Allegiance's common stock is set forth in Allegiance's proxy statement for its annual meeting of shareholders, filed with the SEC on March 10, 2021. These documents can be obtained free of charge from the sources described above.

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